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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                  MISONIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    604871103
                                 (CUSIP Number)

                                 Mr. Gary Gelman
                  c/o American Para Professional Systems, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 822-6230

  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 March 20, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 604871103

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gary Gelman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)              (a)__
                                    (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

         NUMBER OF            7)       SOLE VOTING POWER
         SHARES                             690,750
         BENEFICIALLY         8)       SHARED VOTING POWER
         OWNED BY                           None
         EACH                 9)       SOLE DISPOSITIVE POWER
         REPORTING                          690,750
         PERSON WITH         10)       SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  690,750

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN


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         The undersigned hereby amends the Schedule 13D dated December 1, 1994 and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9, No. 10 and No. 11 thereto dated December 8, 1994, December 22, 1994, April 6, 1995, June 26, 1995, March 27, 1996, February 18, 1997, August 27, 1997,
September 12, 1997, February 19, 1998 and September 23, 1998 (collectively the "Schedule 13D"). Except as expressly set forth herein, there has been no material change in the facts set forth in the Schedule 13D.

         This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of MISONIX, INC., a New York corporation (the "Company").

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 690,750 shares, or 10.5% of the shares of Common Stock outstanding as of March 20, 2000. 688,500 of such shares are issuable pursuant to presently exercisable options under the Company's Outside Directors Stock Option Plan.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Gelman has sole voting and dispositive power over 690,750 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "The following chart sets forth information concerning disposition of shares of Common Stock by Mr. Gelman during the past sixty (60) days:

                                            Number of
         Date of Disposition                Shares Disposed
         -------------------                ---------------

         3/20/00                            60,000







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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ GaryGelman
                                              -------------------------
                                              Gary Gelman

Date: March 20, 2000